Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, WINTER 2015-2016

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2015. Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-15)	F/Y 15-16	F/Y 14-15
SALES	$9,473,414	$6,551,382
NET EARNINGS	$1,009,649	$392,306
AVERAGE NUMBER OF SHARES OUTSTANDING	3,365,821	3,342,934
EARNINGS PER SHARE	$0.30	$0.12
SECOND QUARTER (11-30-15)	F/Y 15-16	F/Y 14-15
SALES	$8,819,548	$6,705,095
NET EARNINGS	$924,658	$504,313
AVERAGE NUMBER OF SHARES OUTSTANDING	3,370,018	3,343,137
EARNINGS PER SHARE	$0.27	$0.15

SIX MONTHS (11-30-15)	F/Y 15-16	F/Y 14-15
SALES	$18,292,962	$13,256,477
NET EARNINGS	$1,934,307	$896,619
AVERAGE NUMBER OF SHARES OUTSTANDING	3,374,214	3,343,340
EARNINGS PER SHARE	$0.57	$0.27

Fiscal year 2015-2016 is progressing at a record pace for the Company. Taylor Devices’ shipments have increased substantially while the order backlog has reduced somewhat to $23.6 million as compared to $25.2 million at the beginning of this fiscal year.

ITEM: ANNUAL MEETING SHAREHOLDER VOTING RESULTS

Our Annual Meeting of Shareholders was held on October 23, 2015. The total number of outstanding shares of Taylor Devices’ stock on the meeting record date was 3,367,816. A total of 2,707,536 shares were present in person or by proxy at the meeting, representing an 80% shareholder turnout.

Results Matters Submitted to a Vote of Security Holders:

The shareholders of Taylor Devices, Inc. common stock elected Richard G. Hill and John Burgess as Class 2 directors, each to serve a three-year term expiring in 2018.

1,424,329 votes were cast for Mr. Hill and 304,405 votes were withheld. Broker non-votes were 978,802.

1,440,268 votes were cast for Mr. Burgess and 288,466 votes were withheld. Broker non-votes were 978,802.

The second matter voted upon at the meeting was the ratification of the appointment of Lumsden & McCormick, LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2016.

2,681,559 votes were cast for Lumsden & McCormick, LLP and 11,891 votes were cast against. A total of 14,086 votes abstained.

The third matter voted upon at the meeting was the approval and adoption of the 2015 Taylor Devices, Inc. Stock Option Plan.

1,396,979 votes were cast for the adoption of the 2015 Taylor Devices, Inc. Stock Option Plan and 317,261 votes were cast against. A total of 14,494 votes abstained. Broker non-votes were 978,802.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

At the Annual Meeting, reports were given to the Shareholders in attendance by members of the Executive and Management staff. A brief summary of these reports follows:

¡	Douglas P. Taylor, President, gave an overview of the Company’s comparative performance and market sector mix. He indicated that F/Y 2015 sales of $30,589,266 was improved by more than 52% from 2014, and 2015 net income of $2,174,948 was nearly double that of the previous year. Mr. Taylor commented that the new manufacturing facilities constructed in 2011-2013 have made a significant contribution to the increased sales and profits.

Mr. Taylor also informed the shareholders of plans for an additional 10,000 square feet expansion at the 90 Taylor Drive property for assembly and testing seismic products. New orders coming in are for much larger earthquake dampers than the existing test machines can accommodate.

Included in his power point presentation was an outline of the various types of research and development the Company is involved with and how the various types of research are applied to keep the Company’s products on the cutting edge of technology. Several of the research projects are ongoing as the Company teams up with the State University of New York at Buffalo and several other Universities throughout the United States. Some of these projects have resulted in patents or have patents pending.

¡	Alan Klembczyk, Vice President of Sales and Engineering, spoke about the Company’s mature programs and current evolving designs. He reported on Military and Aerospace sales indicating that sales for fiscal 2015 were up by 35% from fiscal 2014 with a continuing positive trend for the future. His presentation explained the effectiveness of the Company’s mature products for existing programs such as Naval Missile Launch Isolators and Drone Landing Gears. Mr. Klembczyk also spoke about new applications for various types of specifically designed machined springs.

¡	Bob Schneider and Craig Winters, Industrial and Seismic Sales Managers, gave presentations on the Company’s commercial and seismic products as they are used on various projects that are currently at various stages of completion. Mr. Schneider’s presentation featured the 54 story mixed-use building at 181 Fremont in San Francisco, CA. The presentations enabled the shareholders to observe how the Company’s products are used in the construction of this building.

Mr. Winters gave his presentation on another featured project, the Loma Linda Hospital in California, which uses a large scale base isolation system for seismic isolation. He stated that there are many new opportunities arising now that seismic codes have been increased.

¡	Richard Hill, Vice President, reported on the manufacturing facility at Buffalo Bolt Campus stating that production at the facility is going well and is near 100% utilization. He discussed a new 10,000 square feet addition to the main seismic products building at the Company’s 90 Taylor Drive site to accommodate testing and additional space for the assembly of products that are much larger and taller for jobs that are currently on order. The new addition will give way to faster deliveries and production will be more effective and efficient. It is to be completed in 2016.

¡	Mark McDonough, Chief Financial Officer, reported on the financial status of the Company and presented visuals with several in-depth financial charts and graphs. Some of the graphs depicted the product mix between Seismic/Industrial sales and Aerospace/Defense sales. The financial information is available in the Company’s annual report and 10K filings with the SEC which can be found at the Company’s website through the Investor Information link.

ITEM: NEW ORDERS, SEISMIC AND WIND

The following new orders for the Company’s Seismic and Wind Control Products were announced at the 2015 Annual Meeting of Shareholders:

¡	Loma Linda Hospital – Loma Linda, CA
¡	Cedar City Temple – Cedar City, Utah
¡	LDS Temple – Concepcion, Chile
¡	Yinchuan Yongchuan Bridge – China
¡	Nagasaki Government Building – Japan
¡	Cellular Data Center – Turkey
¡	Unilever-Corlu Factory – Turkey
¡	Semi-Conductor Factory No. 15 – Taiwan

In addition, after the Shareholder meeting and prior to the end of the second quarter of F/Y 2016, additional orders received were:

¡	Fujisawa City Hall – Japan
¡	FEP Building – Italy

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

Major new contracts received include:

¡	Landing Gears for Military Drone Aircraft – A substantial follow-on contract was received as an addition to current orders for production in 2016-2017.

In addition, a stage 2 development contract and a production order for 2 flight test aircraft was received for a new military drone, somewhat smaller in size and weight than those on the Company’s current production aircraft contracts.

¡	Soft Recoil Shock Absorbers for 40mm Automatic Grenade Launcher – An order for 240 sets of production hardware was received.

¡	European Smart Bomb Control Dampers – A follow-on order for an additional 110 shipsets of hardware was received.

¡	Submarine Periscope Dampers – An order for 12 shipsets of dampers was received for use on U.S. nuclear attack submarines.

¡	Shipboard Navigation Systems – Follow-on orders were received for 30 shipsets of the Company’s “Hexapod Isolation Systems” used on Ring Laser Gyro and Fiber Optic Gyro Navigation Systems for naval warships.

¡	Shipboard Point Defense Systems – A re-order was received for 200 Shock Absorbers used to protect this weapons system from damage when the warship is attacked.

¡	Boeing KC 46 Tanker Aircraft Program – Follow-on orders were received for an additional 8 production Aircraft on this new program.

ITEM: COMPANY RECEIVES SUPPLIER EXCELLENCE AWARD

Taylor Devices was recently honored to receive an award for supplier excellence and outstanding quality and delivery performance for our production effort on U.S. Unmanned Aircraft Programs.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President